

November 7, 2012

Via E-mail
Gerald L. Hassell
Chairman, President and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

>   **Re: The Bank of New York Mellon Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2012**
>   **Filed August 8, 2012**
>   **File No. 001-35651**

Dear Mr. Hassell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Management's Discussion and Analysis of Financial Condition …, page 4
Consolidated Balance Sheet Review, page 28
Loans, page 33
Asset quality and allowance for credit losses, page 35

1. On page 37, you discuss various qualitative factors you consider when determining an additional allowance for each component of the loan portfolio. Please revise future filings to address the following:

- Discuss how these factors are considered in conjunction with your quantitative analysis of the allowance for loan losses described on the same page. For example, discuss whether you adjust your probability of default and severity of default assumptions used in your quantitative analysis to incorporate your consideration of these factors, whether this adjustment is determined on a loan class basis outside of your quantitative process, whether one overall adjustment is determined and allocated to each loan class based on a weighted average balance or by some other method.

- Given the significant judgment involved in determining adjustments due to qualitative factors, describe in more detail how this component of your allowance is calculated and consider disclosing the amount of your allowance for loan losses that is attributable to this adjustment so that a reader may understand trends in this adjustment over time.

- Discuss how your consideration of these factors has changed over time and how trends in these factors have impacted your results in prior periods. Provide this disclosure in enough detail that a reader may understand whether past historical results are indicative of future trends. For example, one of the items you consider is the level of non-performing loans to non-margin loans. Discuss how your consideration of changes in this ratio has impacted your loss rates for each reported period and quantify the impact where possible. Provide a similar discussion for your other qualitative factors.

- Tell us whether you have made any changes to the historical loss periods used for any of your loan classes during the past three years. If so, describe the changes and discuss how these changes affected the qualitative component you applied during the periods.

Please contact Rebekah Lindsey (202) 551-3303 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel at (202) 551-3366 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director